Exhibit 4.6

STRATEGIC ALLIANCE AGREEMENT

between

Kookmin Bank

and

ING Bank N.V

dated as of December 4, 2002

TABLE OF CONTENTS

		Page

ARTICLE I
DEFINITIONS
Section 1.01.	Definitions	2
Section 1.02.	General Interpretive Principles	7

ARTICLE II
TERMINATION OF INVESTMENT AGREEMENT;
PREVAILING AGREEMENT
Section 2.01.	Termination of Investment Agreement	8
Section 2.02.	Prevailing Agreement	8

ARTICLE III
GOVERNANCE
Section 3.01.	Board Representation	8
Section 3.02.	Vacancies	10
Section 3.03.	Prior Notification	10
Section 3.04.	Remuneration	10

ARTICLE IV
RESTRICTIONS ON TRANSFER AND ACQUISITION OF SHARES
Section 4.01.	Lock-up Agreement	10
Section 4.02.	Restriction on Acquisition of Shares	11
Section 4.03.	Reporting Requirements	11

ARTICLE V
COVENANTS
Section 5.01.	Dividend Policy	12
Section 5.02.	Voting Restrictions	12
Section 5.03.	Management Support	12
Section 5.04.	Technical Training	12
Section 5.05.	Pension Business	13
Section 5.06.	No Acquisition of Shares of Other Financial Institutions	13

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TABLE OF CONTENTS

		Page

ARTICLE VI
REPRESENTATIONS AND WARRANTIES
Section 6.01.	Representations and Warranties of KB	14
Section 6.02.	Representations and Warranties of ING	14

ARTICLE VII
EFFECTIVE DATE; TERM; TERMINATION
Section 7.01.	Effective Date; Term	15
Section 7.02.	Termination of Agreement	15
Section 7.03.	Consequences of of Termination	15

ARTICLE VIII
INDEMNIFICATION AND SURVIVAL PERIOD
Section 8.01.	Indemnification by ING and Guarantor	16
Section 8.01.	Indemnification by KB	16

ARTICLE IX
MISCELLANEOUS
Section 9.01.	Fees and Expenses	16
Section 9.02.	Notices	16
Section 9.03.	Entire Agreement; Amendment; Severability	17
Section 9.04.	Counterparts	17
Section 9.05.	Governing Law; Jurisdiction	17
Section 9.06.	Arbitration	17
Section 9.07.	Successors and Assigns	17
Section 9.08.	No Third-Party Beneficiaries	18

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STRATEGIC ALLIANCE AGREEMENT

STRATEGIC ALLIANCE AGREEMENT (this “Agreement”), dated as of December 4, 2002, by and between Kookmin Bank, a company incorporated in Korea, with its principal office at 9-1, Namdaemun-ro 2-ga, Jung-gu, Seoul, Korea (“KB”) and ING Bank N.V., a company incorporated in the Netherlands, with its registered office at Bijlmerplein 888, P.O. Box 810, 1000 BV, Amsterdam, the Netherlands (“ING”).

W I T N E S S E T H:

WHEREAS, H&CB, ING Insurance International B.V. (“III”), ING International Financial Holdings B.V., and ING Verzekeringen N.V. entered into that certain Investment Agreement dated July 15, 1999, as amended (the “Investment Agreement”), pursuant to which III acquired 9.99999 percent of the total issued and outstanding shares of common stock of H&CB;

WHEREAS, H&CB, III and ING Life Insurance Company, Korea, Ltd. (“INGLK”) entered into that certain Share Transfer and Joint Venture Agreement dated November 24, 1999 (the “Prior INGLK JV Agreement”);

WHEREAS, H&CB, III and Jooeun Investment Trust Management Co., Ltd. (now known as KB Investment Trust Management Co., Ltd.) (“KBITM”) entered into that certain Share Transfer and Joint Venture Agreement dated November 24, 1999 (the “Prior KBITM JV Agreement”);

WHEREAS, effective as of November 1, 2001, H&CB and the former Kookmin Bank merged to form the new KB, resulting in a Break-up Event and ING Group’s Shareholding falling below the Minimum Shareholding (as these terms are defined in the Investment Agreement);

WHEREAS, on or about June 28, 2002, all of the Shares (as defined below) held by III were transferred to ING;

WHEREAS, by written notice dated June 29, 2002, III terminated both the Prior INGLK JV Agreement pursuant to Sections 14(1)(c) and 16 of the Prior INGLK JV Agreement and the Prior KBITM JV Agreement pursuant to Sections 14(b) and 16 of the Prior KBITM JV Agreement;

WHEREAS, the parties hereto desire to maintain the alliance by (i) ING acquiring an additional 6,748,887 Shares such that the ING Group’s aggregate Shareholding (as defined below) shall equal 19,465,578 Shares and (ii) terminating the Investment Agreement in its entirety and replacing it with this Agreement; and

WHEREAS, the parties further desire to enter into, and to cause KBITM (in case of KB) and INGLK and III (in case of ING) to enter into, a new joint venture agreement for INGLK by and among KB, III and INGLK (the “INGLK Agreement”) and a new joint venture agreement for KBITM by and among KB, III and KBITM (the “KBITM Agreement”).

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained in this Agreement, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01. Definitions.

(a)	As used in this Agreement, the following terms shall have the meanings set forth below:

“Affiliate” of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise and the terms “controlling” and “controlled” shall be similarly interpreted.

“Articles of Incorporation” means the Articles of Incorporation of KB, as amended from time to time.

“Board” means the board of directors of KB.

“Change in Control” means, with respect to a Person, the acquisition of twenty percent (20%) or more of the share capital of such Person by a competitor ultimately seeking control of such Person.

“Distribution Channel” shall mean the distribution channels of KB in Korea, which shall be calculated based on the average of KB’s share of the total banking assets (“ ” in the Korean language, as it appears in the FSS Report) and the aggregate of deposits (“ ” in the Korean language, as it appears in the FSS Report) of domestic commercial banks (“ ” in the Korean language, as it appears in the FSS Report) in Korea as set forth in the FSS Report, expressed as a percentage.

“Financial Institution” has the meaning defined in Article 2 of the Act on the Restructuring of Financial Industry, as amended from time to time.

“Force Majeure Event” means any act of God or war occurring in Korea as a result of which KB or any Subsidiary of KB whose net assets represent twenty-five percent

(25%) or more of the consolidated net assets of KB is prevented from carrying on all or a major part of its operations for a continuous period of more than sixty (60) days.

“FSS Report” shall mean the Banking Business Statistics (“ ” in the Korean language) annually released by the Financial Supervisory Service which is the most recently available or such similar statistics in the event that the FSS Report is no longer published or made available.

“Governmental Entity” means any government or political subdivision or department of such government or political subdivision, any governmental or regulatory body, commission, board, bureau, agency or instrumentality, any stock exchange or any court.

“ING Break-up Event” means any of the following:

(i)    a material breach by ING of the terms of this Agreement which (if capable of remedy) is not remedied within thirty (30) days of KB informing ING in writing of such breach;

(ii)    a material breach by ING or any member of the ING Group of any joint venture agreement with KB (including the INGLK Agreement and the KBITM Agreement) which (if capable of remedy) is not remedied within thirty (30) days of KB informing such member of the ING Group in writing of such breach;

(iii)    the expiration of the exclusivity and the right of first refusal as set out in Section 4(1) of the INGLK Agreement or the termination of the INGLK Agreement or the Distribution Agreement (as defined in the INGLK Agreement), pursuant to the terms and conditions of such agreements;

(iv)    the occurrence of circumstances in which the shares of ING Groep N.V. are not listed on the Amsterdam Stock Exchange or ING Groep N.V. files a de-listing application for its shares, provided that a suspension from trading of the shares for ten consecutive trading days or less at any one time (other than due to normal business operation, including, without limitation, share consolidation or share split) shall not constitute an ING Break-up Event;

(v)    the ING Group’s Shareholding falling below the Minimum Shareholding and the ING Group’s Shareholding is not made up to the Minimum Shareholding within sixty (60) days;

(vi)    a Change in Control in ING or ING Groep N.V.;

(vii)    a bona fide filing of bankruptcy pursuant to the applicable Law by or against ING or ING Groep N.V.;

(viii)    ING or ING Groep N.V. becoming insolvent or the bona fide filing for administration pursuant to the applicable bankruptcy Law by ING or ING Groep

N.V. or the bona fide filing for corporate reorganization pursuant to the applicable bankruptcy Law by or against ING or ING Groep N.V.;

(ix)    ING or ING Groep N.V. ceases to carry on its current primary businesses; or

(x)    a financial holding company is created in which KB becomes a Subsidiary of the financial holding company.

“ING Group” means the group of corporations from time to time comprising ING Groep N.V., any body corporate of which it is a Subsidiary and any corporation which is a Subsidiary of it;

“KB Break-up Event” means any of the following:

(i)    a material breach by KB of the terms of this Agreement which (if capable of remedy) is not remedied within thirty (30) days of ING informing KB in writing of such breach;

(ii)    a material breach by KB of any joint venture agreement with a member of the ING Group (including the INGLK Agreement and the KBITM Agreement) which (if capable of remedy) is not remedied within thirty (30) days of such member of the ING Group informing KB in writing of such breach;

(iii)    the expiration of the exclusivity and right of first refusal as set out in Section 4(1) of the INGLK Agreement or the termination of the INGLK Agreement or the Distribution Agreement (as defined in the INGLK Agreement), pursuant to the terms and conditions of such agreements;

(iv)    the occurrence of circumstances in which the Shares are not listed on the Korea Stock Exchange or KB files a de-listing application for the Shares, provided that a suspension from trading of the Shares for ten consecutive trading days or less at any one time (other than due to normal business operation, including, without limitation, share consolidation or share split) shall not constitute a KB Break-up Event;

(v)    a Change in Control in KB;

(vi)    a bona fide filing of bankruptcy pursuant to the applicable Law by or against KB;

(vii)    KB becoming insolvent or the bona fide filing for composition pursuant to the applicable bankruptcy Law by KB or the bona fide filing for corporate reorganization pursuant to the applicable bankruptcy Law by or against KB;

(viii)    KB ceases to carry on its current primary business;

(ix)    the nominees of ING to the Board have not been elected to the Board in accordance with Section 3.01(c) and the reason for the failure to elect the nominees of ING to the Board is not due to breach by ING of its obligations with respect to the nomination and election of directors under this Agreement; or

(x)    a financial holding company is created in which KB becomes a Subsidiary of the financial holding company.

“Korea” means the Republic of Korea.

“Law” means any law, treaty, statute, ordinance, code, rule or regulation of the Governmental Entity or judgment, decree, order writ, award, injunction or determination of an arbitrator or court or other Governmental Entity.

“Lock-up Shares” means the 19,465,578 Shares, as adjusted for any share consolidations or share splits and/or in case of the merger of the Bank with another Person, as adjusted accordingly pursuant to the merger ratio for the merger, beneficially owned directly or indirectly by any member of the ING Group (including ING).

“Losses” means any and all losses, penalties, claims, liabilities and expenses (including reasonable attorneys’ fees and disbursements) incurred by, imposed upon or asserted against any Person.

“Minimum Shareholding” means, in relation to the ING Group’s Shareholding, either (a) 19,465,578 Shares, as adjusted for any share consolidations or share splits or in case of the merger of the Bank with another Person, as adjusted accordingly pursuant to the merger ratio for the merger (the “Minimum Shares”), or (b) four percent (4%) or such lower percentage as adjusted pursuant to (i) and (ii) below (the “Minimum Percentage”) of the issued and outstanding Shares of KB, whichever is higher; provided that:

(i)	In the event KB issues additional Shares for or due to an acquisition of the shares or the assets of another Person (either through a single transaction or a series of transactions within a twelve (12) month period) that does not increase KB’s Distribution Channel by more than twenty-five percent (25%), as set forth in the FSS Report immediately prior to the acquisition (in case of a single acquisition) or the initial acquisition (in case of a series of transactions within a twelve (12) month period), the Minimum Shareholding shall be the higher of (i) the Minimum Shares or (ii) such adjusted Minimum Percentage calculated as A x B/C, where:

A	= Minimum Percentage prior to the issuance of such additional Shares;

B	= total number of Shares outstanding prior to the issuance of such additional Shares; and

C	= total number of Shares outstanding after the issuance of such additional Shares.

(ii)	In the event KB merges with another Person and if the combined Distribution Channels of the merged entity as compared to the Distribution Channel of KB prior to the merger is not increased by more than twenty-five percent (25%), as set forth in the FSS Report immediately prior to the merger, the Minimum Shareholding shall be the higher of (i) the Minimum Shares or (ii) a percentage equal to such adjusted Minimum Percentage of the issued and outstanding shares of the merged entity, calculated as A x B/C, where:

A =	Minimum Percentage prior to the merger;

B =	total number of Shares outstanding in KB prior to the merger as adjusted accordingly pursuant to the merger ratio for the merger; and

C =	total number of shares outstanding in the merged entity.

(iii)	In the event KB does not exercise its right to terminate this Agreement upon the occurrence of the event specified in item (v) of the definition of ING Break-up Event, the new Minimum Shareholding shall be as agreed by KB and ING within 30 days, and if not agreed within such 30 day period, this Agreement shall terminate automatically.

“Person” means any individual, corporation, company, association, partnership, joint venture, trust or unincorporated organization, or Governmental Entity.

“Post-tax Profits” means the audited profit of KB as stated in the banking accounts after the transfer of any amounts to the capital surplus reserve and/or legal reserves and/or special reserve for the distribution of dividends, which should be accumulated pursuant to the Articles of Incorporation and after the deduction of any applicable tax payable by KB in respect of the relevant periods in Korea and any dividend paid to holders of preferred shares of KB.

“Relevant Securities” means, in relation to KB, (i) any shares, debentures, warrants or options to subscribe or purchase any Shares of KB and any other securities issued by or on behalf of KB which confer any right in respect of Shares of KB (including, without limitation, securities which may be converted into or exchanged for Shares of KB); and (ii) any securities issued by any other Person which confer any rights in respect of the Shares of KB (including, without limitation, securities which may be converted or exchanged for Shares of KB, depository receipts, certificates representing Shares of KB, share entitlement certificates and equity linked notes).

“Representatives” means, with respect to any Person, any of such Person’s officers, directors, employees, agents, attorneys, accountants, actuaries, consultants, equity financing partners or financial advisors or other Person associated with, or acting on behalf of, such Person.

“Shares” means the common voting shares of KB.

“Shareholding” means, in relation to the ING Group, the ratio (expressed as a percentage) of the aggregate number of issued Shares beneficially owned directly or indirectly by any member of the ING Group (including ING), excluding (a) Relevant Securities of KB held by any member of the ING Group on behalf of its clients or others (not being members of the ING Group or holding any interest on behalf of any member of the ING Group) for their account and (b) Relevant Securities of KB held by any member of the ING Group in an underwriting capacity or in a market-making capacity (i.e. for trading and not investment purposes) to the aggregate number of Shares issued and outstanding.

“Subsidiaries” means, in relation to any corporate body, any corporation or other entity the securities or other ownership interests of which (i) have ordinary voting power to elect a majority of the board of directors or other persons performing similar functions and (ii) are at that time directly or indirectly controlled by that body corporate.

(b)	Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

Agreement	recitals
Effective Date	7.01
Indemnified KB Parties	8.01
Indemnified ING Parties	8.02
III	recitals
ING	recitals
INGLK	recitals
INGLK Agreement	recitals
KB	recitals
KB Purchaser	4.01(a)
KBITM	recitals
KBITM Agreement	recitals
Lock-up Period	4.01(a)
Investment Agreement	recitals
Prior INGLK JV Agreement	recitals
Prior KBITM JV Agreement	recitals
Transfer	4.01(a)

Section 1.02.    General Interpretive Principles. Whenever used in this Agreement, except as otherwise expressly provided or unless the context otherwise requires, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. The name assigned in this Agreement and the section captions used herein are for convenience of reference only and shall not be construed to affect the meaning, construction or effect hereof. Unless otherwise specified, the term “including” means “including without limitation” (and “include,” “includes” and “included” shall be similarly interpreted). References in this Agreement to Articles, Sections, Annexes, Exhibits or Schedules mean the Articles, Sections, Annexes, Exhibits and Schedules of or to this Agreement. All references to Won refer to Korean Won.

ARTICLE II

TERMINATION OF INVESTMENT AGREEMENT;

PREVAILING AGREEMENT

Section 2.01.    Termination of Investment Agreement. As at the Effective Date, the Investment Agreement shall be terminated in its entirety and shall become null and void and shall be replaced in its entirety by this Agreement. The parties agree to waive any and all rights accrued under the Investment Agreement and neither party shall have any right to claim for any losses or indemnification arising thereunder.

Section 2.02.    Prevailing Agreement. The parties acknowledge that this Agreement shall constitute the controlling agreement with respect to the alliance between the parties and in the event there is any discrepancy or inconsistency between the terms contained in this Agreement and any of the joint venture agreements, the terms contained in this Agreement shall prevail.

ARTICLE III

GOVERNANCE

Section 3.01.    Board Representation.

(a)    During the Lock-up Period, ING shall be entitled to nominate one (1) standing director, who shall be an Executive Vice President of KB, and one (1) non-standing director for appointment to the Board, subject to the approval of the shareholders of KB at a meeting of the shareholders of KB in accordance with the Articles of Incorporation and the Korean Commercial Code, as long as the ING Group holds at least the number of Shares equal to the Lock-up Shares. ING undertakes to procure that at the request of KB, its nominee for the standing (EVP) director and non-standing director will resign from the Board or any committees to which the nominee is a member immediately if the ING Group holds the number of Shares less than the Lock-up Shares.

(b)    Following the Lock-up Period:

(i)    ING will be entitled to nominate one (1) standing director, who shall be an Executive Vice President of KB, and one (1) non-standing director for appointment to the Board, subject to the approval of the shareholders of KB at a meeting of the shareholders of KB in accordance with the Articles of Incorporation and the Korean Commercial Code, as long as the Shareholding of the ING Group does not fall below the Minimum Shareholding (provided that if ING Group falls below the Minimum Shareholding, the Shareholding is made up to the Minimum Shareholding within sixty (60) days). ING undertakes to procure that at the request of KB, its nominee for the standing director (and, subject to Section 3.01(b)(ii) below, the non-standing director) will resign from the Board or any committees to which the nominee is a member immediately if the Shareholding of ING Group is less than the Minimum Shareholding (provided that if ING Group falls below the Minimum Shareholding, the Shareholding is made up to the Minimum Shareholding within sixty (60) days).

(ii)    ING will be entitled to nominate one (1) non-standing director for appointment to the Board, subject to the approval of the shareholders of KB at a meeting of the shareholders of KB in accordance with the Articles of Incorporation and the Korean Commercial Code, as long as the Shareholding of ING Group is less than the Minimum Shareholding, but more than three percent (3%) of the issued and outstanding Shares of KB. ING undertakes to procure that at the request of KB, its nominee for the non-standing director will resign from the Board or any committees to which the nominee is a member immediately upon the Shareholding of the ING Group falling below three percent (3%) of the issued and outstanding Shares of KB. For the avoidance of doubt, ING’s right to nominate one (1) non-standing director under this Section 3.01(b)(ii) shall not be in addition to its right to nominate one (1) non-standing director pursuant to Section 3.01(b)(i) above.

(c)    To the extent that it is permissible under Korean Law and subject to Section 3.03, KB shall procure that the independent directors recommendation committee or any other committee or corporate organ which has authority to nominate and/or recommend the directors to the Board will (subject to such organ being reasonably satisfied as to the suitability and capability of the nominees) nominate and recommend that ING’s nominees to the Board under Section 3.01(a) or (b) above be elected to the Board by the shareholders at the next meeting of the shareholders of KB to occur following their nomination and use reasonable efforts to secure their election. If any nominee of ING to the Board is not elected at the first meeting of shareholders at which his or her appointment to the Board is proposed, KB shall procure that the Board shall, within 14 days following such first meeting of shareholders, convene a Board meeting for the purpose of convening another meeting of shareholders as soon as practicable and in any event within 60 days following such Board meeting for the purpose of election to the Board of another nominee of ING. If such new nominee of ING to the Board is not elected at such second meeting of shareholders, KB shall procure that the Board shall, within 14 days following such second meeting of shareholders, convene a Board meeting for the purpose of convening another meeting of shareholders as soon as practicable and in any event within 60 days following such Board meeting for the purpose of the election to the Board of another nominee of ING. No nominee who has been rejected for election to the Board by the shareholders of KB at a meeting of shareholders may be re-nominated for election to the Board at a subsequent meeting of shareholders. Pending appointment of ING’s nominee to the Board, the ING nominee will be entitled to attend all meetings of the Board as an observer. In addition, the nominee for the standing director shall take the office of an Executive Vice President of KB, provided, that if such nominee for the standing director is not elected as a director, the nominee will resign immediately as an Executive Vice President of KB and the standing director newly nominated by ING shall take the office of an Executive Vice President of KB pending appointment to the Board.

(d)    For the avoidance of doubt, in circumstances where the Shareholding of the ING Group exceeds six percent (6%) of the issued and outstanding Shares as of the date hereof for any reason or any member of the ING Group becomes the holder of the largest Shareholding, ING shall not have any right to require the Board to nominate directors to the Board in addition to that set out in this Section 3.01.

Section 3.02.    Vacancies. In the event of the death, disability, resignation or removal of an ING nominee from the Board, ING may designate a replacement for such director. To the extent it is permissible under Korean Law and subject to Section 3.03, KB shall procure that the replacement nominee will be elected to the Board in accordance with the procedures set out in Section 3.01(c) above. Pending appointment of ING’s nominee to the Board, ING’s nominee will be entitled to attend all meetings of the Board in the capacity as an observer. In addition, the nominee for standing director shall take the office of an Executive Vice President of KB.

Section 3.03.    Prior Notification. In connection with the election of any ING director nominated pursuant to Sections 3.01 and 3.02 above, ING shall provide a written list of the candidate(s), including the candidate(s)’ resume and qualifications, to the Board at least two (2) months prior to the next meeting of shareholders where such candidate(s) will be up for election. If the Board has specific qualifications for the candidate(s), the Board shall notify ING of such qualifications and ING shall use its commercially reasonable efforts to accommodate the Board request.

Section 3.04.    Remuneration. KB shall provide the standing and non-standing director nominees of ING with remuneration and benefit packages that are similar to the remuneration and benefits package which KB provides to its other Executive Vice Presidents and non-standing directors with corresponding levels of seniority and experience. The Executive Vice President nominee shall be entitled to an appropriate expatriate housing allowance. Except as provided above, ING shall bear the cost of any additional remuneration and benefits of the nominees.

ARTICLE IV

RESTRICTIONS ON TRANSFER AND ACQUISITION OF SHARES

Section 4.01.    Lock-up Agreement.

(a)    ING covenants and agrees with KB that, from the Effective Date until earlier of (i) the fourth (4th) anniversary of the date on which ING acquires the additional 6,748,887 Shares of KB (the “Lock-up Period”), (ii) the occurrence of a Force Majeure Event, or (iii) the termination of this Agreement (other than due to the material breach of this Agreement by ING), ING shall not, and shall procure that no other member of the ING Group will, directly or indirectly, sell, offer to sell, contract to sell, grant any option to purchase or otherwise transfer or dispose of other than pursuant to a shareholder’s right to put the Shares to the Bank under the applicable Law regarding the formation of financial holding companies (any such act, a “Transfer”) any of the Lock-up Shares; except for, and subject in each case to compliance with all applicable Laws and the receipt of any necessary governmental approvals, any Transfer to a member of the ING Group; provided that prior to such Transfer each such transferee executes and delivers an undertaking to KB to be bound by the restrictions on Transfer set forth in this Section 4.01 and any other obligations of ING under this Agreement that relate to the holding of the Shares and, provided further that if such transferee ceases to be a member of the ING Group, it shall, prior to so ceasing to be a member, re-transfer such Shares to a member of the ING Group. In case of such Transfer, the transferee shall succeed to all of the rights of the transferor under this Agreement.

(b)    Following the expiry of the Lock-up Period, no Transfer of Shares will be made by any member of the ING Group (including ING) to any person of Shares representing a Shareholding of three percent (3%) or more unless such member of the ING Group has first notified KB of its bona fide intent to sell such number of Shares. Within thirty (30) days of the receipt of the notice from the ING Group member, KB may, but shall not be obligated to, procure a bona fide purchaser (a “KB Purchaser”) of such Shares. If KB does not inform ING within thirty (30) days of such notice that it has found a KB Purchaser or if KB does inform ING within thirty (30) days of such notice that it has found a KB Purchaser but then the KB Purchaser fails for any reason to complete the purchase transaction within thirty (30) days following such notice, then the ING Group member may sell such Shares to any third party. The provisions of this Section 4.1(b) shall apply in respect of any series of Transfers of Shares made by any member of the ING Group at any time (whether during or following the expiry of the Lock-up Period) to any purchaser (other than a KB Purchaser) who, following the most recent disposal, would have an aggregate Shareholding in excess of three percent (3%).

4.02    Restrictions on Acquisition of Shares.

(a)    Subject to Section 4.02(b) below, ING covenants and agrees with KB that it shall not, and shall procure that no other member of the ING Group will acquire any direct or indirect interest in the Relevant Securities of KB (including, without limitation, the Shares) such that its aggregate Shareholding is eight percent (8%) or more of the total issued and outstanding Shares of KB without the prior approval of the Board.

(b)    Notwithstanding Section 4.02(a) above, ING and/or a member of the ING Group may acquire the Relevant Securities of KB (including, without limitation, the Shares) in the following cases:

(i)    Any member of the ING Group may at any time purchase and sell Relevant Securities of KB (including, without limitation, the Shares) held by it on behalf of its clients or others (not being members of the ING Group or holding any interest on behalf of any member of the ING Group) for their account.

(ii)    Any member of the ING Group may at any time purchase Relevant Securities of KB (including, without limitation, the Shares) in an underwriting capacity (provided that, immediately following the purchase, such Relevant Securities will be sold on to placee(s)) or in a market-making capacity (i.e. for trading and not investment purposes).

4.03    Reporting Requirements. ING undertakes to provide to KB (a) notice of any intent to acquire or Transfer any Relevant Securities of KB (other than under the circumstances described in Section 4.02(b) hereof) by any member of the ING Group (including ING) as soon as practicable, but in any event at least thirty (30) days prior to any such acquisition or Transfer (to the extent possible), and (b) a complete set of copies of the reports and related documents which ING has filed with the Korean securities authorities in connection with the acquisition or Transfer of the Relevant Securities of KB by any member of the ING Group (including ING) pursuant to the applicable Korean securities Laws as soon as practicable after such reports and documents have been filed with the Korean securities authorities.

ARTICLE V

COVENANTS

Section 5.01.    Dividend Policy. Unless ING Group’s Shareholding falls below the Minimum Shareholding, KB and the Board shall, subject to the directors complying with their fiduciary duties, use their best efforts to pursue a policy that, to the extent permitted by Law, it shall recommend for approval by the shareholders of KB that a special reserve be created to facilitate a consistent level of dividend distributions from the Post-tax Profits (in keeping with the principle of achieving a thirty percent (30%) dividend payout ratio) in respect of each financial year of KB. In recommending such dividend, the Board shall act in the best interests of the shareholders of KB.

Section 5.02.    Voting Restrictions. ING shall procure that no member of the ING Group will enter into any agreement or arrangement (whether written, oral or otherwise (and whether legally binding or not)) whereby it will agree with any other shareholder of KB (including, without limitation, any person (or persons) who is a beneficial owner of Shares) to vote in favor of or against, or abstain from voting on, any resolution to be voted upon by holders of Shares or any other Relevant Securities of KB or otherwise exercise any rights attaching to its Shares or other Relevant Securities and represents and warrants that no such agreement or arrangement is currently in existence. This provision shall not be construed to mean that a member of the ING Group cannot exercise any voting rights attaching to its Shares in its sole and absolute discretion, provided that ING will procure that no member of the ING Group will exercise any voting rights attaching to its Shares in order to:

(a)    remove or take any steps to remove a director of KB from office (other than the directors nominated by ING); or

(b)    terminate this Agreement or any of the joint venture agreements (including the INGLK Agreement and the KBITM Agreement) or any of the arrangements contemplated by those agreements, except pursuant to the exercise of a right contained in the relevant agreement.

Section 5.03.    Management Support. Upon KB’s request, ING shall use reasonable efforts to introduce qualified candidates for key management positions at KB. The cost of hiring and retaining such candidate shall be negotiated between KB and the candidate and borne by KB.

Section 5.04.    Technical Training. (a) Upon KB’s request and at KB’s cost (excluding tuition, which shall be borne by ING), ING shall provide on the job training to KB staff members selected by KB, and (b) qualified KB staff members shall have access to programs at ING University and any other training programs provided by the ING Group, with ING to bear tuition costs. With respect to ING University and any other training programs provided by the ING Group, ING shall use reasonable efforts to provide to KB information on the courses and programs to be offered each term at ING University and any other training programs provided by the ING Group as soon as such information becomes available.

Section 5.05.    Pension Business.

(a)    In the event that KB decides to engage in the pension business in Korea, directly or through any of its Subsidiaries and/or Affiliates (other than the joint ventures with the ING Group) with another Financial Institution (excluding participation in any consortium that may be formed by a group of Korean banks and/or by a group of Korean corporations that does not include any Affiliates of foreign financial institutions), ING shall have the right of first refusal to participate with KB in the pension business. The period during which the right of first refusal may be exercised shall be forty-five (45) days from the date of submission by KB or its Subsidiary or Affiliate (as the case may be) to ING of a business proposal in respect of the proposed pension business.

(b)    In the event that any member of the ING Group decides to engage in the pension business in Korea, directly or through any of its Subsidiaries and/or Affiliates (other than the joint ventures with KB) with another Financial Institution (excluding participation in any consortium that may be formed by a group of Korean banks and/or by a group of Korean corporations that does not include any Affiliates of foreign financial institutions), KB shall have the right of first refusal to participate with such member of the ING Group in the pension business. The period during which the right of first refusal may be exercised shall be forty-five (45) days from the date of submission by the relevant member of the ING Group, or its Subsidiary or Affiliate to KB of a business proposal in respect of the proposed pension business.

Section 5.06.    No Acquisition of Shares of Other Financial Institutions. ING shall procure that no member of the ING Group will acquire or maintain any interest in the securities of any Persons engaging in the business of banking, pension (except in the case where ING acquires an interest after following the procedures set out in 5.05(b) above), and credit card in Korea (collectively, “Restricted Companies”) (other than any member of the ING Group operating in Korea at the date of this Agreement and KB, KBITM and INGLK and any other wholly owned subsidiary established by the ING Group to conduct banking business), provided, that:

(a)    Any member of the ING Group may at any time purchase and sell securities of the Restricted Companies held by it on behalf of its clients or others (not being members of the ING Group or holding any interest on behalf of any member of the ING Group) for their account; and

(b)    Any member of the ING Group may at any time purchase securities of the Restricted Companies in an underwriting capacity (provided that, immediately following the purchase, such securities will be sold on to placee(s)) or in a market-making capacity (i.e. for trading and not investment purposes).

(c)    Any member of the ING Group may acquire for investment purposes up to (i) two percent (2%) of the securities of a bank in Korea and (ii) five percent (5%) of the other Restricted Companies, in the aggregate. For purposes of this paragraph, “investment purposes” refers to an investment made by the ING Group for the sole purpose of making financial gains without exercise of any direct or indirect management involvement in such company, including the appointment of a standing or non-standing director.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES

Section 6.01.    Representations and Warranties of KB. KB hereby represents and warrants to ING as follows:

(a)    Corporate Organization and Qualification. KB is a corporation duly organized and validly existing under the laws of Korea and has all power and authority required to use its properties and conduct its business as it is now being conducted.

(b)    Authorization of Agreement; Enforceability. KB has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action on the part of KB. This Agreement has been duly executed and delivered by KB and constitutes a valid and binding obligation of KB, enforceable against KB in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws relating to or affecting creditors’ rights generally and by general principles of equity.

(c)    No Conflict. The execution, delivery and performance of this Agreement will not: (i) violate any provision of the Articles of Incorporation or other constitutional documents of KB or (ii) result in the violation of any Law applicable to KB.

Section 6.02.    Representations and Warranties of ING. ING hereby represents and warrants to KB as follows:

(a)    Corporate Organization and Qualification. ING is a corporation duly organized and validly existing under the laws of the Netherlands and has all power and authority required to use its properties and conduct its business as it is now being conducted.

(b)    Authorization of Agreement; Enforceability. ING has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action on the part of ING. This Agreement has been duly executed and delivered by ING and constitutes a valid and binding obligation of ING, enforceable against ING in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws relating to or affecting creditors’ rights generally and by general principles of equity.

(c)    No Conflict. The execution, delivery and performance of this Agreement will not: (i) violate any provision of the articles of incorporation or other constitutional documents of ING or (ii) result in the violation of any Law applicable to ING.

ARTICLE VII

EFFECTIVE DATE; TERM; TERMINATION

Section 7.01.    Effective Date; Term. This Agreement shall become effective (the “Effective Date”) upon the execution and delivery of the INGLK Agreement and the KBITM Agreement, and shall continue in full force and effect until this Agreement is terminated in accordance with this Article VII or other applicable provisions hereof.

Section 7.02.    Termination of this Agreement. Subject to Section 7.03, this Agreement may be terminated as follows:

(a)    KB shall have the right to terminate this Agreement by giving written notice to ING if any ING Break-up Event has occurred, provided that if such right is not exercised within 30 days, the right to terminate the Agreement with respect to such event shall be deemed to have been waived;

(b)    ING shall have the right to terminate this Agreement by giving written notice to KB if any KB Break-up Event has occurred, provided that if such right is not exercised within 30 days, the right to terminate the Agreement with respect to such event shall be deemed to have been waived;

(c)    KB shall have the right to terminate this Agreement by giving written notice to ING if ING has not acquired the additional 6,748,887 Shares by May 31, 2003; or

(d)    the parties hereto so mutually agree in writing.

Section 7.03.    Consequences of Termination

(a)    Notwithstanding anything to the contrary contained herein, neither ING nor KB shall have the right to terminate this Agreement or the INGLK Agreement if the KBITM Agreement is terminated as a result of ING’s exercise of its put option or KB’s exercise of its call option under Section 3 of the KBITM Agreement.

(b)    Termination of this Agreement shall be without prejudice to the accrued rights and liabilities of the parties on the date of termination, unless waived in writing.

(c)    Unless expressly stated otherwise, the right of either party to terminate this Agreement is not an exclusive remedy, and upon breach of this Agreement, the parties shall be entitled alternatively or cumulatively to any available remedy against the other parties at law or in equity.

(d)    Upon the termination of this Agreement for any reason, the provisions of this Agreement shall have no further force or effect and no party shall have any continuing rights, obligations or liabilities under this Agreement, except that Articles VII, VIII, and IX shall continue in full force and effect.

ARTICLE VIII

INDEMNIFICATION

Section 8.01.    Indemnification by ING. ING agrees to indemnify and hold harmless KB and each Representative of KB (collectively, the “Indemnified KB Parties”) from and against any and all Losses incurred by any of the Indemnified KB Parties as a result of, or arising out of, the breach of any representation, warranty, covenant or agreement made by ING in this Agreement.

Section 8.02.    Indemnification by KB. KB agrees to indemnify and hold harmless ING and each Representative of ING (collectively, the “Indemnified ING Parties”) from and against any and all Losses incurred by any of the Indemnified ING Parties as a result of, or arising out of, the breach of any representation, warranty, covenant, or agreement made by KB in this Agreement.

ARTICLE IX

MISCELLANEOUS

Section 9.01.    Fees and Expenses. Each party shall pay all costs and expenses including, but not limited to, attorneys, accountants, consultants, agents and brokers’ fees, incurred or to be incurred by it in connection with this Agreement and the transaction contemplated hereby, regardless of whether the transaction is consummated.

Section 9.02.    Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given upon receipt, if delivered personally, sent by fax or sent by first class mail, postage prepaid, as follows:

(a)	If to KB, to:

36-3, Yoido-dong, Youngdeungpo-gu

Seoul, Korea 150-758

Facsimile number: 822-769-7230

For the attention of Head of Strategic Planning Team

(b)	If to ING, to:

ING Asia / Pacific Ltd.

39/F, One International Finance Centre

1 Harbour View Street

Central, Hong Kong

Facsimile number: 852-2295-1947

For the attention of Hendrik Kooiker

or, in each case, to such other address or addresses or fax numbers as shall hereafter be furnished as provided in this Section 9.02 by any party to the other parties. All notices shall be effective when received.

Section 9.03.    Entire Agreement; Amendment; Severability. This Agreement and the documents described herein, or attached or delivered pursuant to such agreements, set forth the entire agreement among the parties, with respect to the transaction contemplated by this Agreement and supersede all prior agreements and undertakings. Any provision of this Agreement may be amended, modified or supplemented in whole or in part at any time by an agreement in writing among the parties to this Agreement. No failure on the part of any party to exercise, and no delay in exercising, any right shall operate as a waiver of such right, nor shall any single or partial exercise by any party of any right preclude any other or future exercise of such right or the exercise of any other right. If any provision of this Agreement is held to be invalid or unenforceable, all other provisions shall nevertheless continue in full force and effect.

Section 9.04.    Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same document.

Section 9.05.    Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of Korea applicable to contracts made and to be performed in that jurisdiction, without reference to its conflict of laws rules.

Section 9.06.    Arbitration.

(a)    In the event of any dispute, claim or controversy among the parties arising out of or relating to this Agreement, such dispute, claim or controversy shall be resolved by and through an arbitration proceeding in Singapore in accordance with the Rules of the International Chamber of Commerce. KB shall appoint one arbitrator and ING shall appoint the other arbitrator within 30 days after receipt of a demand for arbitration from the other party. The two arbitrators thus appointed shall, within 30 days after both shall have been appointed, appoint a third arbitrator who shall preside over the arbitration proceedings. The proceedings shall be conducted in English, and all arbitrators shall have a thorough command of the English language. The decision of the arbitrators shall be final and binding on the parties and judgment thereon may be entered in any court of competent jurisdiction. Notwithstanding anything in this Section 9.06, any party shall be entitled to seek preliminary injunctive relief from any court of competent jurisdiction pending the final decision or award of the arbitrators.

(b)    The parties agree that arbitration as set forth above shall be the sole means of resolving any disputes, claims and controversies among them arising out of this Agreement.

Section 9.07    Successors and Assigns. Except as otherwise expressly provided herein, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the parties’ successors and permitted assigns. Neither this Agreement nor any rights or obligations hereunder shall be assignable or transferable by any party to this Agreement without the prior written consent of the other parties to this Agreement.

Section 9.08.    No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties to this Agreement and their respective successors and permitted assigns, and nothing herein, express or implied, is intended or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

IN WITNESS WHEREOF, this Agreement has been executed by the parties to this Agreement by their respective duly authorized Representatives, all as of the date first above written.

KOOKMIN BANK	ING BANK N.V.
By:	By:
Name:	Name:
Title:	Title: